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FOR IMMEDIATE RELEASE
January 16, 2001

                   U.S. PAWN SHAREHOLDERS APPROVE PROPOSALS



     Westminster, Colorado. U.S. Pawn, Inc. (the "Company") (Nasdaq: USPN) announced today that its stockholders approved the sale of substantially all of its assets to Pawn-One, Inc. and the merger of the Company with U.S. Remodelers, Inc. Additionally, the Company's stockholders (i) approved the reincorporation of the Company in Delaware and changing its name to U.S. Home Systems, Inc.;
(ii) elected five new directors; and (iii) approved a new stock option plan.

     With respect to the one share for three shares reverse stock split proposal, the Company adjourned the meeting to February 7, 2001 in order to consider increasing the reverse stock split up to a maximum of one share for 4.2 shares in order to meet Nasdaq requirements as to the Company's stock price following its new Nasdaq application.